File No. 70-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

__________________________________________

FORM U-1 DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

____________________________________________

Cinergy Corp.
Cinergy Investments, Inc.
139 East Fourth Street
Cincinnati, Ohio  45202

(Name of companies filing this statement and addresses of principal executive offices)

Cinergy Corp.

(Name of top registered holding company parent)

William L. Sheafer
Treasurer
Cinergy Corp.

(address above)

(Name and address of agent of service)

Applicants request that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann                    William T. Baker
Associate General Counsel              Reid & Priest LLP
Cinergy Corp.                          40 West 57th
(address above)                        New York, New York  10019

Item 1.  Description of Proposed Transactions

    A.   Background

     Pursuant to certain prior orders of the Commission, Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Act"), is authorized through December 31, 1999 (1) to apply proceeds from issuances of short-term notes and shares of common stock to acquisitions of interests in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs" and, together with EWGs, "Exempt Projects"), as defined in sections 32 and 33 of the Act, provided that Cinergy's "aggregate investment" does not exceed 50% of "consolidated retained earnings" as defined in rule 53(a)(1) under the Act; and (2) together with Cinergy Investments, Inc., Cinergy's wholly-owned nonutility subholding company ("Investments"), to form one or more direct or indirect special purpose subsidiaries ("Project Parents") to acquire and own or operate Exempt Projects on behalf of Cinergy./1/

     Rule 46 under the Act prohibits subsidiaries of registered holding companies (but not Exempt Projects) from declaring or paying dividends out of capital or unearned surplus.

    B.   Requested Authorization

     Applicants herein seek authorization for Investments and on behalf of certain existing Project Parents - namely, those Project Parents (collectively, the "Midlands Project Parents") formed in connection with Cinergy's 1996 acquisition of a 50% ownership interest in Midlands Electricity plc, a U.K. regional electricity company and a FUCO ("Midlands"), in a joint venture with GPU, Inc./2/ - and all future Project Parents formed after the date hereof (together with the Midlands Project Parents, "Applicable Project Parents") to declare and pay dividends to their parent companies from time to time through December 31, 2002 out of capital or unearned surplus to the extent permitted under applicable corporate law, provided, further, that Investments would pay any such dividend only to the extent that the dividend is based upon (i) a corresponding dividend or dividends out of capital or unearned surplus by an Applicable Project Parent that is a direct subsidiary of Investments or
(ii) otherwise is based upon Investments' direct or indirect ownership of an Exempt Project.

     Applicants expect that situations will arise where Investments itself or one or more Applicable Project Parents will have unrestricted cash available for distribution in excess of current and retained earnings. Consequently, in these situations the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus.

     One such situation could result if Cinergy were to acquire all of the capital stock of an Exempt Project indirectly through Investments and an Applicable Project Parent subsidiary of Investments, and following the acquisition the Exempt Project incurred borrowings some or all of the proceeds of which were distributed to the Applicable Project Parent, its immediate parent company, as a reduction in the amount invested in such Exempt Project (i.e., return of capital). Assuming it had no earnings, the Applicable Project Parent could not, without prior Commission approval, distribute such cash to Investments, its immediate parent, for ultimate distribution to Cinergy.

     In that same example, if the Applicable Project Parent were to sell a portion of its equity in the Exempt Project to a third party for cash, the Applicable Project Parent would again have substantial unrestricted cash available for upstream distribution, but (assuming no profit on the stock sale) would not have available current earnings and therefore could not, without prior Commission approval, declare and pay a dividend to Investments out of such cash proceeds.

     Even in circumstances where a Project Parent has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent (whether another Project Parent or Investments), the immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at an intermediate subsidiary level where there is no current need for it.

     Any dividend actually declared and paid by Investments or any Project Parent out of capital or unearned surplus pursuant to the authority requested herein will conform to applicable law of the respective company's jurisdiction of organization and applicable covenant restrictions in loan or other financing agreements.

     The ability of the Applicable Project Parents and Investments to use distributable cash to pay dividends ultimately to Cinergy will benefit the Cinergy system by enabling Cinergy to apply such amounts to the reduction or refinancing of outstanding bank borrowings and to fund operations of other Cinergy subsidiaries. In addition, since the Applicable Project Parents are or will be engaged in activities exclusively dedicated to owning or operating Exempt Projects as permitted under existing Commission orders, and since the authority requested herein for Investments to declare and pay dividends out of capital or unearned surplus is expressly tied to and restricted by Investments' direct or indirect ownership of Exempt Projects, the payment of dividends by these Cinergy direct and indirect subsidiaries out of capital or unearned surplus will not adversely affect the financial integrity of the Cinergy system or jeopardize the working capital of Cinergy's domestic public utility company subsidiaries within the contemplation of section 12(c) of the Act.

     The Commission has recently issued orders authorizing the payment of dividends out of capital or unearned surplus under circumstances substantially similar to those proposed herein. See GPU International, Inc., et al., Release No. 35-26678, February 28, 1997; The Southern Company, et al., Release No. 35-26543, July 17, 1996.

     C.   Rule 54 Analysis

     Under Rule 54, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO other transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO if the conditions in Rule 53(a), (b) and (c) are satisfied.

     As set forth below, all applicable conditions of Rule 53(a) are and, upon consummation of the proposed transactions, will be satisfied, and none of the conditions specified in Rule 53(b) exists or, as a result of the proposed transactions, will exist.

     Rule 53(a)(1): At December 31, 1996, Cinergy had invested, directly or indirectly, an aggregate of approximately $487 million in EWGs and
FUCOs.   The average of the consolidated retained earnings of Cinergy reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended December 31, 1996 was $990 million. Accordingly, based on Cinergy's "consolidated retained earnings" at December 31, 1996, and taking into account EWG /FUCO investments as of that date, the current Rule 53 aggregate investment limitation is approximately $8 million (i.e., 50% of "consolidated retained earnings" - $495 million - minus "aggregate investment" at December 31, 1996 - $487 million).

     Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(i) is therefore inapplicable.

     In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a "majority-owned subsidiary company" of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.

     In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.

     Rule 53(a)(3): No more than 2% of the employees of Cinergy's operating utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): Cinergy will simultaneously submit a copy of this statement and of any Rule 24 certificate hereunder, as well as a copy of Cinergy's Form U5S and Exhibits H and I thereto, to each public utility commission having jurisdiction over the retail rates of any Cinergy utility subsidiary.

     Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b).

     Rule 53(b)(1): Neither Cinergy nor any subsidiary thereof is the subject of any pending bankruptcy or similar proceeding.

     Rule 53(b)(2): Cinergy's average consolidated retained earnings for the four quarters ended December 31, 1996 are $990 million, versus $926 million for the four quarters ended December 31, 1995, a difference of approximately $64 million (representing an increase of 6.9%).

     Rule 53(b)(3): For the twelve months ended December 31, 1996, Cinergy did not report operating losses attributable to its direct and indirect investments in EWGs and FUCOs aggregating in excess of 5% of consolidated retained earnings.

Item 2.  Fees, Commissions and Expenses

     The fees, commissions and expenses ("Fees") to be incurred, directly or indirectly, by Applicants or any associate companies thereof in connection with the proposed transactions are estimated as follows:

       Miscellaneous              $5,000
       Fees of Reid & Priest      $3,000
       TOTAL                      $8,000

Item 3.  Applicable Statutory Provisions

     Applicants consider that sections 12(c) and rules 46 and 54 are applicable to the proposed transactions.

Item 4.  Regulatory Approval

     No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.  Procedure

     Applicants request that the Commission issue and publish by not later than April 4, 1997 the requisite notice under Rule 23 with respect to the filing of this Declaration. Applicants further request that such notice specify a date not later than April 25, 1997 as the date after which the Commission may issue an order permitting this Declaration to become effective, and that the Commission issue such order as soon as practicable thereafter.

     Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.  Exhibits and Financial Statements

         (a)  Exhibits:

    F    Preliminary opinion of counsel (to be filed by amendment)
    G    Form of Federal Register notice
         (b)  Financial Statements:

    FS-1 Cinergy Consolidated Financial Statements, dated December 31, 1996 (to be filed by amendment)
    FS-2 Cinergy Financial Statements, dated December 31, 1996 (to be filed by amendment)
    FS-3 Investments Consolidated Financial Statements, dated December 31, 1996 (to be filed by amendment)
    FS-4 Cinergy Consolidated Financial Data Schedule (to be included as part of electronic submission only)
    FS-5 Cinergy Financial Data Schedule (to be included as part of electronic submission only)
    FS-6 Investments Consolidated Financial Data Schedule (to be included as part of electronic submission only)

Item 7.  Information as to Environmental Effects

     (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

     (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

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                         SIGNATURE

     Pursuant to the requirements of the Act, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: March 18, 1997

                                CINERGY CORP.

                                By:  /s/ William L. Sheafer
                                Treasurer

                                CINERGY INVESTMENTS, INC.

                                By:  /s/ William L. Sheafer
                                Treasurer

                          Endnotes

/1/ See especially Release No. 35-26486, March 8, 1996 (authorizing, inter alia, formation of Project Parents (referred to therein as "Special Purpose Subsidiaries")); Release No. 35-26488, March 12, 1996 (authorizing, inter alia, application of proceeds of sales of short-term notes to investments in Exempt Projects); Release No. 35-26477, February 23, 1996 (authorizing, inter alia, application of proceeds of sales of shares of common stock to investments in Exempt Projects). Cinergy has pending before the Commission an application-declaration docketed in File No. 70-9011 requesting an exemption from rule 53(a) to permit Cinergy to increase its aggregate investment in Exempt Projects to 100% of consolidated retained earnings. The Commission authorized the formation of Investments as an intermediate holding company over Cinergy system nonutility companies in the Commission's order authorizing the Cinergy merger (Release No. 35-26146, October 21, 1994).
/2/ The Midlands Project Parents are (1) Cinergy UK, Inc., a wholly-owned subsidiary of Investments; (2) Avon Energy Partners Holdings, a U.K. unlimited liability company ("Avon Holdings"), in which Cinergy UK and a subsidiary of GPU have respective 50% ownership interests; and (3) Avon Energy Partners plc ("Avon Energy"), the actual owner of Midlands and a wholly-owned subsidiary of Avon Holdings. For more information with respect to Avon Energy's acquisition of Midlands, reference is made to the application-declaration in File No. 70-9011 and to the Notification of Foreign Utility Company Status on Form U-57 filed by Cinergy on behalf of Midlands on July 2, 1996.
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